On the Letterhead of De Visser Gray LLP.

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Rubicon Minerals Corporation

We hereby consent to the inclusion in this annual report on Form 40-F of our Report of Independent Registered Chartered Accountants dated March 27, 2012 on the consolidated financial statements of Rubicon Minerals Corporation (“the Company”) which is incorporated by reference in this annual report on Form 40-F of the Company for the year ended December 31, 2012.

"/s/ De Visser Gray LLP"

Independent Registered Chartered Accountants

Vancouver, Canada

March 12, 2013